Exhibit 99.8

KPMG LLP	Telephone	(416) 228-7000
Chartered Accountants	Telefax	(416) 228-7123
Young Corporate Centre	www.kpmg.ca
4100 Young Street Suite 200
North York, ON M2P 2H3

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of YM BioSciences Inc.

We consent to the inclusion in this annual report on Form 40-F and to the incorporation by reference into the Company's registration statements on Form S-8 (File No. 333-134410) and Form F-10 (File No. 333-131250) of our audit report dated September 21, 2006 on the consolidated balance sheets of YM BioSciences Inc. ( the Company ) as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit accumulated during the development stage and cash flows for each of the years in the three-year period ended June 30, 2006 and for the period from inception on August 17, 1994 to June 30, 2006 and our Comments by Auditors for United States Readers on Canada-United States Reporting Differences, dated September 21, 2006 which is contained in this annual report on Form 40-F of the Company for the fiscal year ended June 30, 2006.

Chartered Accountants

Toronto, Canada
September 21, 2006

KPMG LLP	Telephone	(416) 228-7000
Chartered Accountants	Telefax	(416) 228-7123
Young Corporate Centre	www.kpmg.ca
4100 Young Street Suite 200
North York, ON M2P 2H3

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of financial statements, such as the changes described in Note 1(m) and Note 8, to the Company's consolidated financial statements as at June 30, 2006 and 2005, and for each of the years in the three-year period ended June 30, 2006 and for the period from August 17, 1994 to June 30, 2006. Our report to the shareholders dated September 21, 2006, included in the annual report on form 40-F, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Toronto, Canada
September 21, 2006